CNPJ. 60.872.504/0001-23 A Publicly Listed Company Item Description Voting Number of shares % over total voting Approve 4,568,146,534 100.00% Reject - - Abstain - - Approve 4,568,146,534 100.00% Reject - - Abstain - - Approve 4,568,146,534 100.00% Reject - - Abstain - - Approve 4,568,146,534 100.00% Reject - - Abstain - - Approve 4,568,146,534 100.00% Reject - - Abstain - - Approve 4,568,146,534 100.00% Reject - - Abstain - - Approve 4,568,146,534 100.00% Reject - - Abstain - - 4 Resolve on the merger into the Company of part of the spun-off portion of Banco Itaú BBA S.A., with no increase in the Company’s capital stock: 1 Resolve on the “Protocol and Justification” in which the terms and conditions of the total spinoff of Banco Itaú BBA S.A. are established, with the merger of the spun-off portions into the Company and Itaú BBA Assessoria Financeira S.A., as of the date base of June 30, 2023: 2 Ratify the appointment and engagement of PricewaterhouseCoopers Auditores Independentes Ltda. - PwC as the expert company to be responsible for preparing the appraisal report on the book net worth of Banco Itaú BBA S.A. to be merged into the Company and Itaú BBA Assessoria Financeira S.A.: 3 Resolve on the appraisal report, based on the balance sheet of Banco Itaú BBA S.A. as of June 30, 2023: ITAÚ UNIBANCO HOLDING S.A. According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter and the voting instructions directly received by the Company for each item presented in the remote voting form on the matters submitted for the resolution of the Extraordinary General Stockholders’ Meeting to be exclusively held online on November 30, 2023, 03:00 p.m., with the purpose to: EXTRAORDINARY GENERAL STOCKHOLDERS’ MEETING Consolidated summarized remote voting map RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence São Paulo-SP, November 29, 2023. 5 Authorize the Company’s management members, as set forth in its Bylaws, to carry out all the actions and sign all the documents required for implementing and formalizing the approved resolutions: 6 Amend the Company’s Bylaws, so that in Article 9, item 9.1, the maximum number of members of the Board of Officers is changed, which will now be composed of five (5) to forty (40) members: 7 Consolidate the Bylaws to reflect the amendment mentioned in the preceding item: